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                                                                    Exhibit 12.1
                                                                    ------------

                           EG&G, INC. AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

     The ratios of earnings to fixed charges are computed by dividing income from continuing operations before income taxes and fixed charges, as adjusted for certain equity method investments, by fixed charges. Fixed charges consist of interest on all indebtedness, including capital lease obligations, amortization of debt expenses and a percentage of rental expense of operating leases that represents interest. Our consolidated ratios of earnings to fixed charges for each of the periods indicated are as follows:

                                                                                  Fiscal Years Ended
                                                   ---------------------------------------------------------------------------
                                                   Jan. 1,           Dec. 31,          Dec. 29,          Dec. 28,       Jan. 3,
                                                    1995               1995              1996              1997          1999
                                                   ------            -------           -------           -------        ------
Earnings:
   Income (loss) from continuing
     operations before income
     taxes................................       $(17,123)         $  86,059          $ 80,354          $ 54,026        $156,034
   Add (subtract) adjustments for
     investments accounted for
     under the equity method..............           (248)              (518)             (970)              (46)         (1,081)
   Add fixed charges:
     Interest on indebtedness.............          5,419              8,514            13,427            12,482          11,391
     Portion of rents representative
       of the interest factor.............          6,433              6,233             5,733             5,200           6,467
                                                 --------          ---------          --------          --------        --------
Income (loss) as adjusted.................       $ (5,519)         $ 100,288          $ 98,544          $ 71,662        $172,811
                                                 ========          =========          ========          ========        ========

Fixed Charges:
     Interest on indebtedness............        $  5,419          $   8,514          $ 13,427          $ 12,482        $ 11,391
     Portion of rents representative
       of the interest factor............           6,433              6,233             5,733             5,200           6,467
                                                 --------          ---------          --------          --------        --------
Total fixed charges......................        $ 11,852          $  14,747          $ 19,160          $ 17,682        $ 17,858
                                                 ========          =========          ========          ========        ========

Ratio of earnings to fixed charges.......              -- (1)          6.80x             5.14x             4.05x           9.68x
                                                 ========          =========          ========          ========        ========

(1) The deficiency of earnings to cover fixed charges for the fiscal year ended January 1, 1995 was $17.4 million.